Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended March 31, 2010	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05
Pre-tax income from continuing operations	$28,003	$88,317	$192,084	$206,344	$159,906	$150,289
Interest expense	17,447	50,738	26,209	17,287	10,247	6,048
Capitalized interest	5,967	30,107	23,209	18,104	9,339	—
Earnings	$45,450	$139,055	$218,293	$233,631	$170,153	$156,337
Ratio of earnings to fixed charges	1.9	1.7	4.4	6.3	8.7	25.8

For purposes of this table, “earnings” consists of income before income taxes from continuing operations plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest (for both continuing and discontinued operations).